CLETHA A. WALSTRAND

ATTORNEY AT LAW

1328 EAST 600 NORTH

BOUNTIFUL, UT  84010

OFFICE: 801-295-0089  FAX: 801-295-3458

cwalstrand@networld.com

February 16, 2006

United States Securities and Exchange Commission

Mr. Albert Yarashus

100 F Street N.E.

Washington, D.C.  20549-3651

Re:

S2C Global Systems, Inc.

Form 10-SB, Amendment 2

Filed January 19, 2006

File No. 0-51529

Dear Mr. Yarashus:

S2C Global Systems, Inc., (the “Company”), has received your comment letter dated January 19, 2006, (“comment letter”) pertaining to the above referenced registration statement on Form 10-SB (the “Registration Statement”).  Amendment No. 3 to the Registration Statement (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the comment letter.  Under cover of this letter, we are sending you 2 hard copies of the Amendment, one marked to show changes and one without changes marked.  To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Directors, Executive Officers, Promoters and Control Persons, page 10

1.

We reissue comment 34 in our letter dated October 21, 2005 and comment 7 in our letter dated December 14, 2005. Given the limited executive officers you have and your limited operations, it is unclear why you believe that your four vice presidents for product development, sales, technology, and marketing are not significant employees.

Response:

It is our position that the four vice presidents are not significant employees.  They do not participate in any management decisions or make company policy, none are critical to our operations and each could be easily replaced as none of the positions require any specialized skills or expertise.  The title “Vice President” was given as a courtesy and does not hold any significance as to management or decision making of the Company.

All of the Vice Presidents take direction from the President and Chief Financial Officer.

None of the Vice Presidents manage any staff and none are able to bind the Company in any manner.  None of the Vice Presidents are expected to make substantial contributions to the business of the Company.

______________________________________________________________________________

United States Securities and Exchange Commission

Mr. Albert Yarashus

February 16, 2006

Recent Sales of Unregistered Securities, page 19

2.

We have read your response to comment 9 in our letter dated December 14, 2005 and note that you have revised the value for shares issued to management and consultants subsequent to June 30, 2005. However, shares issued on June 13, 2005 for management consulting services and to Trentfaub Industries are still valued at $0.10 per share, rather than at $0.25 per share. Given the contemporaneous issuance of shares for cash at $0.25 per share on June 13, 2005, please further revise your financial statements to reflect all shares issued at fair value, or tell us why your valuations are appropriate with reference to authoritative guidance.

Response:

We believe our valuations are appropriate.  Although the shares were issued on June 13,

2005, the actual settlement date was March 1, 2005 and was not a contemporaneous issuance with shares sold at $0.25 in private placements during June 2005.  In February

2005, our shares were valued at $0.062 per share based on conversion of convertible promissory notes.  Therefore, we believe the value of $0.10 per share at the settlement date of March 1, 2005 is

appropriate.

September 30, 2005 Financial Statements

Interim Consolidated Balance Sheet. page 36

3.

Please tell us what is included in accounts receivable as of September 30, 2005.  Your December 31, 2004 balance sheet included a line item for amounts due from government agencies. If any portion of the $28,809 of accounts receivable is attributable to amounts due from government agencies, please use a more appropriate balance sheet caption so as not to suggest that significant credit sales have been generated. We assume that, at most, $590 of the accounts receivable balance represents uncollected credit sales due from customers. Please tell us the specific nature of each component of the accounts receivable line item and revise your balance sheet accordingly.

Response:

We have revised the balance to provide a line item entitled “Amount due from government agencies” and to more clearly reflect each receivable.

Notes to the Interim Consolidated Financial Statements, page 41

Note 3. Significant Accounting Policies. page 41

r) Revenue Recognition, page 42

4.

We have read your response to comment 13 in our letter dated December 14, 2005. In light of your expectation that revenues will be generated prior to effectiveness of your registration statement and that multiple streams of revenue are expected to be generated within a short time period following effectiveness we believe that disclosure of a revenue recognition policy is required. You have identified the following expected revenue streams in your filing:

•

Processing fees per bottle for equipment and services provided to the bottler’s plant;

•

Revenue sharing for sale of bottled water from the Aquaduct unit at the retail location; and

______________________________________________________________________________

United States Securities and Exchange Commission

Mr. Albert Yarashus

February 16, 2006

•

TM/Point-of-sale fees for Aquaduct units equipped to handle financial transactions.

Please ensure that your policy addresses each of your three current and near tern revenue streams consistent with comment 13 in our letter dated December 14, 2005. Based on the nature of your business it does not appear that you qualify for use of the completed contract method of revenue recognition in accordance with SOP 81-1. Please refer to paragraph 12 of MB 22 and SAB 104 for guidance.

Response:

We have revised our Note 3. i) to reflect a point of sales accounting treatment for sales of bottled water and ATM transactions.  As we do not yet have any processing fee revenue and do not anticipate any until sometime in the next quarter, we have not determined as yet how we will treat any revenue from this source.

Please be advised that S2C acknowledges that:

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•

the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the

Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

/s/ Cletha A. Walstrand

Cletha A. Walstrand

Attorney at Law

enclosure

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